Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 10 DATED MARCH 25, 2022

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the “Management” section of the Prospectus.

Management

The following disclosure updates the “Management” section of our Prospectus.

On March 16, 2022, our board of directors appointed Richard M. Kimble to serve as our Co-President, effective immediately. Biographical information with respect to Mr. Kimble is set forth below.

Richard M. Kimble has served as our Co-President since March 2022 and previously served as our Head of Portfolio Management from July 2017 to March 2022. In his role as Co-President, Mr. Kimble continues to oversee our investment portfolio. Mr. Kimble has over 18 years of experience in structuring and managing equity and debt components of commercial real estate. Prior to serving as Head of Portfolio Management, Mr. Kimble held numerous roles on Nuveen Real Estate’s transactions and portfolio management teams and has been involved in more than $8 billion of transactions. In 2012, he opened Nuveen Real Estate’s San Francisco office and built out the Northwest transaction team. Before joining the firm in 2007, he worked for RER Financial Group and specialized in CMBS due diligence assignments, acquisitions, and debt restructurings. Mr. Kimble holds a B.S. in Economics from Mary Washington College and an M.B.A. from the University of North Carolina, Chapel Hill. In addition, he is a CFA Charterholder and is a member of the Urban Land Institute and Commercial Real Estate Development Association.

On March 16, 2022, Timothy S.G. Horrocks resigned from his position as Co-President, Head of European Investment of the Company. Mr. Horrocks’s resignation is not due to any disagreement with us on any matter relating to our operations, policies or practices.

Appointment of Officers

On March 16, 2022, our board of directors appointed Shawn C. Lese to serve as our Chief Investment Officer, Carly R. Tripp to serve as our Head of Global Transactions and Gracie Coburn to serve as our Vice President. The biographical information with respect to each officer is set forth below.

Shawn C. Lese has served as our Chief Investment Officer since March 2022. Since February 2020, Mr. Lese has served as the Chief Investment Officer and Head of Funds Management for Nuveen Real Estate’s approximately $90 billion Americas platform. In this role, he leads the portfolio management team in driving investment performance and partnering with clients on their current and prospective real estate investments. He is a member of Nuveen’s Global Executive Leadership Team and Americas Investment Committee. Prior to joining Nuveen Real Estate in 2015, Mr. Lese served as a managing director on the capital markets team of Grosvenor Fund Management. Mr. Lese has also held positions in Morgan Stanley’s real estate investment banking group, at Lazard Ltd. and at Sullivan & Cromwell LLP. Mr. Lese holds a B.A. in East Asian Language and Culture from Columbia University, an M.B.A. from Columbia Business School and a J.D. from Columbia University School of Law.

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Carly R. Tripp has served as our Head of Global Transactions since March 2022. Since January 2021, Ms. Tripp has served as Senior Managing Director, Global Chief Investment Officer and Head Investments for Nuveen Real Estate where she leads a team of over 200 investment professionals responsible for all transactional and management functions. She served as Chief Investment Officer for Nuveen Real Estate from February 2019 to January 2021. Ms. Tripp is also a member of Nuveen’s Global Executive Leadership Team. From June 2016 to February 2019, Ms. Tripp was Managing Director and Global Head of Real Estate and Alternatives for Nuveen’s TIAA General Account, and prior to that role she was Senior Director and a member of the management team focused on the TIAA Real Estate Account where she was responsible for supporting all aspects of the account, including developing strategic alternatives and evaluating and approving transactions and investment level strategies. Prior to joining the firm in 2006, Ms. Tripp was a financial analyst at LaSalle Investment Management. Ms. Tripp holds a B.S. in Finance and International Business from the University of Maryland and an M.S. in Economics from the University of North Carolina.

Gracie Coburn has served as our Vice President since March 2022. Since July 2017, Ms. Coburn has also served as a portfolio manager of Nuveen Real Estate, where she is responsible for all portfolio management activity for the Nuveen Global Cities REIT, including acquisitions, asset management, investment allocations, capital raise and due diligence efforts. From February 2013 to July 2017, Ms. Coburn was a member of Nuveen Real Estate’s San Francisco Acquisitions Team where she covered acquisitions and asset management across the Northwest region of the United States. Ms. Coburn holds a B.S. in Business Administration from the University of Colorado, Boulder.

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